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Filed by Spectrian Corporation
pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed under Rule 14d-2 of the Securities Exchange Act of 1934.
Subject Company: Spectrian Corporation
Commission File No.: 000-24360

SPECTRIAN

Moderator: Thomas Waechter
July 17, 2002
4:00 pm CT

Operator:	Good afternoon. My name is Adrianne and I will be you conference facilitator today. At this time, I would like to welcome everyone to the SPECTRIAN First Quarter Earnings Results Conference Call.

All lines have been placed on mute to prevent any background noise. After the speaker's remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press star, then the number 1 on your telephone keypad. If you would like to withdraw your question, please press star then the number 2 on your telephone keypad.
Thank you. Mr. Thomas Waechter, you may begin your conference.
Tom Waechter:
Good afternoon. I am Tom Waechter, Spectrian's President and CEO. Welcome to our first quarter conference call. I am here today with Michael Angel, Spectrian's Executive Vice President and Chief Financial Officer, and (Joe Madden), Spectrian's Vice President for Strategic Marketing.

In today's call, I will provide you with the highlights, Mike will review the financial (vendor) outlook and then the three of us will be available to answer your questions. First, Michael will provide you with our disclaimer.

To the extent that any of our comments discuss financial projections, information, or expectations about our products or markets or otherwise make statements about the future, these comments are forward-looking and are subject to a number of risks and uncertainties that can cause actual results to differ materially from the comments made. These factors are discussed in the business description and management discussion and analysis section of the company's annual report on Form 10-K and quarterly reports on Form 10-Q. Spectrian disclaims any obligation to update information contained in any forward-looking statement.

During the 1st fiscal quarter, we achieved revenue of $18.8 million with a pro forma net loss of $7.4 million. Although we experienced lower than-expected revenue level, we maintained four customers whose sales were over 10% of our revenue for the third consecutive quarter — Samsung, Nortel, Cingular, and Verizon. And we have an excellent mix of multi-carrier products in our revenue stream.

If you remember from last quarter's call, we were working towards a win at a major OEM that is a household name. We did, in fact, achieve that milestone. We are not able to disclose their name at this time and won't be able to until they reach 10% or greater of our revenue. Our customer is telling us that we won due to the depth of technical knowledge of our development team.

Although the network operator business was essentially flat this quarter, we did conduct some successful field trials with two new major network operators for a high-powered multi-carrier amplifier. This demonstrates Spectrian's technology and our applications capability to support a diverse customer base, a new region that can add revenue streams in the future.

As you noticed, we met our bottom line earnings guidance despite the weak market conditions. Our ability to tightly control our spending is the big reason we are able to do that. We have benefited from our flexible, outsourced manufacturing model, reduced G&A expenses, and experienced less pricing pressure than expected.
For example, we said that we would reduce our above the line operating cost by $4 million annually and we did. In fact, we achieved a run rate substantially better than that.
Furthermore, we have continued to drive cost out of the supply chain and have surpassed our aggressive target of 20% price reduction on materials for the newer products.

We understand that there has been nervousness around a bankruptcy at ACT Manufacturing Incorporated, the parent company of one of our outsourced manufacturing partners, ACT Thailand. As an update, we would like you to know that Benchmark Electronics Incorporated, an electronic manufacturer, signed a stock purchase agreement in which they will purchase the stock of ACT Manufacturing Thailand and ACT Manufacturing UK. Benchmark Electronics has over $1.3 billion in revenue and a strong balance sheet with plenty of cash.

Introduced at (CTIA), we are starting to see strong customer interest in our Fusion platform. A couple of customers have started to develop products around our integrated solution. We believe the technology behind Fusion will be a great differentiator for us going forward. We are very excited about the innovative technology of the new Fusion platform.

Finally, I would like to give you an update of Spectrian-REMEC merger. We're looking forward to the combination of the two companies. We are especially excited about new potentially, fully integrated RF products and one-stop shopping for our base-station customers.

Even at this early stage, we are getting very positive feedback from our OEM customer base due to what these benefits will mean to them. One OEM customer even said, I quote, "The combination of REMEC and Spectrian is absolutely the right thing for our product line."

We have already started transition planning and we will be well prepared at the completion of the merger to hit the ground running. As you know, we received an early termination of the Hart-Scott-Rodino waiting period and also filed the S-4 registration statement in June. We anticipate that the S-4 will become effective, followed by the proxy mailing after the completion of a routine in process review of our recently filed 10-K by the SEC.
At this point, I would like to turn the microphone over to Mike Angel who will review our financial results and provide you with their outlook.
Michael Angel:
Thank you, Tom. First, I will provide you with an overview of our results, followed by a discussion of our balance sheet, and an update of our outlook. Revenue in the first quarter was $18.8 million and in line with our revised estimate but lower than our outlook at the start of the quarter and also below our fiscal 2002 fourth quarter revenue of $27.5 million. The anticipated first quarter decline on our Asian business highlighted in our April call occurred due to the aggressive CDMA 2000 build-out during our March quarter in anticipation of the World Cup.

Unfortunately, our network operator business did not grow as we had hoped it would due to market conditions. And therefore, we were unable to offset the decline on our Asian business with network operator sales growth this quarter.

Our legacy single carrier product sales — virtually all sold to Nortel — were $6.1 million in Q1, or about 32% on our 1st quarter revenue and up from the $4.9 million level on Q4. Multi-carrier product sales, on the other hand, were $11.7 million, or 62% of our 1st quarter revenue compared with 76% in Q4.
About 28% of our total Q1 sales were 3G products sold to customers in Asia virtually all of which were to a major Korean OEM for the CDMA 2000 PCS product.

The balance of the Q1 multi-carrier sales are about 34% of total sales for 2G products sold to network operators, primarily cellular products in North America and slightly less than the total network operator sales in the 4th quarter.

The remainder of our revenue, or about $1 million dollars, was from repairs. We have a 1st quarter pro forma loss of $7.4 million compared with the $5.8 million loss in Q4. Q1 gross margin was $1.5 million, or 8.1% of revenue compared with 14.5% in the 4th quarter.

The margin reduction was primarily due to the lower sales volume at a somewhat less favorable mix and, to a lesser extent, due to the reduced absorption of manufacturing overhead spending, as the inventory builders reduced during Q1.

Total below-the-line operating expenses were $9.3 million in Q1, reduced by about a million dollars compared with Q4 due to cost reduction efforts. R&D was also down due to the timing of new product development activities completed in Q4.
SG&A was down primarily in the infrastructure area. Q1 interest income at about $700,000 dollars was down slightly from Q4 due to lower average cash balances.

First quarter pro forma loss was $7.4 million, excludes first the $5 million of income from the ongoing non-cash deferred gain related to the sale of Ultra RF. And second, the $1.2 million, one-time legal accounting and investment banking cost incurred through the 1st quarter by Spectrian directly attributable to the pending acquisition of Spectrian by REMEC.

Now, I will highlight the major factors impacting our 4th quarter cash flow and also comment about our balance sheet. Our total cash position decreased by about $9 million to $81.8 million. Primary components of the decline in cash were, first, the pro forma loss of $7.4 million less depreciation of $1.1 million resulted in a net use of about $6.3 million of cash. Second, the one-time deal costs were about $1.2 million. And third, capital purchases were about $1.4 million primarily related to proprietary test equipment to support the anticipated new product ramps.
Finally, the impact of the change in the working capital was fairly neutral to cash with reduced receivables, reduced payables, and reduced inventories essentially offsetting.
With respect to the movements in our balance sheet, total inventory was reduced by about one million even with the reduced sales level.
Total receivables decreased due to the lower revenue, with a significant portion of our sales occurring in the last month of the quarter.
Payables also reduced since a greater portion of the inventory purchases occurred early in the quarter and were therefore paid prior to the quarter end.

Now I would like to make some general comments about our outlook. As the current environment remains difficult, the specific outlook for the remainder of the year is hard to call with suitable precision at this time. We anticipate that we will take further cost reduction steps over the next several months that will further reduce our breakeven point, in effect an acceleration of some the cost-centered use related to the acquisition.
We are also looking forward to the successful ramp of another number of new products during the second half of our fiscal year in a number of markets.

In addition, historically, the network operators have spent a greater level in the 4th calendar quarter. Together, we believe that these factors should drive our business closer to the breakeven level towards the 4th quarter of our fiscal year.
Thank you, and now Tom will make some closing remarks.
Tom Waechter:	Thanks, Mike.

Looking forward, market conditions aren't recovering as quickly as expected. As a result, we will take necessary additional measures to reduce cash burn over the next few quarters, without sacrificing customer commitments for the development of new key products. As we have shown in this quarter, we are committed to maintaining a diverse customer base and we are adding new customers.
We will be pleased to answer your questions at this time.
Operator:
At this time, I will like to remind every one, in order to ask a question please press star, then the number 1 on your telephone keypad. Again in order to ask a question, please press star, then the number 1 on your telephone keypad.
We will pause for just a moment to compile with the Q&A roster.
Your first question comes from the line of Mr. (Earl Lum) of CIBC.

(Earl Lum):
Good afternoon gentlemen. A couple of quick questions. With regards to what you saw on the field trials and the operators, were those field trials in North America or Latin America for your major network operators. Anyone?
Tom Waechter:	Yes, the majority — the new ones were in North America.
(Earl Lum):	And were they for the PCS or for the cellular band?
Tom Waechter:	They were the combination of the two.
(Earl Lum):	Okay, so you are getting trials with both your existing products and some of the new PCS products as well.
Tom Waechter:	That's correct. I think, you know, but look again at our roster of plan and that active field trials were close to about 19. Pretty active out there from, you know, looking at the product stage.
(Earl Lum):
Okay, and then certainly as we look forward into the second half of the year, and with essentially your operator revenue staying flat — Mike, could you give us an idea what exactly the final numbers were for your operator revenues for the quarter.
Michael Angel:
My pleasure, Earl. Basically the network operator business was about $6.1 million, or about 32%, of our total revenue in the quarter. The Nortel mentioned the Nortel product sales at about $5.9 million, or 31% of the quarter. Repairs was about $900,000. The balance with Asia primarily CDMA 2000 products.
(Earl Lum):	Great.
One final question.
As we look into the September quarter with the current (visibility) that you may have, could you give us a sense of how things are looking from where the North America and Latin America operators are sitting right now? And what do you see so far into the quarter?
Michael Angel:
Yes, I think if I look at Latin America, I expect an up-quarter from last quarter, that's what I see today, and what's on the horizon. And in North America, obviously, we are looking for an up-tick. We think last quarter was pretty lean as far as actual order intake.

We saw pretty a significant slowdown and actually in the latter part of the quarter, which usually, actually picks up for us. We do have indications that that could pick up some from this past quarter, but you know I think we need to go a little bit further into this month and early next month to be able to give a more accurate projection on that.
(Earl Lum):
Great, Tom. And one final question, with the new OEM that you got, when are you expecting to start shipping significant quantities of (Power Amps) to this customer? And you had mentioned that you are also targeting a second OEM and all you want track for that. And do you have a timing for that particular OEM customer.
Michael Angel:
Ok. On the one that we have a win, we expect to be delivering some product within the next two months, but when you said significant volume, the plans would really be our fiscal Q4 or the March quarter, that we'd actually see something — what I'd call as significant volumes.

We are making good progress in the other OEM that we, you know, mentioned last time. We are actually at a point where they are requesting some prototypes to be delivered. So, you know, that is definitely progress and we will stay focused on that.
(Earl Lum):	And with the shipments that you are making between now and the volume in fiscal Q4 for your new customer, is that all multi-carrier and is it all PCS or is it all the combination of PCS and cellular?
Michael Angel:	It's all multi-carrier products, and that's probably where — the direction I should give you at this point.
(Earl Lum):	Great. Thank you for very much gentlemen.
Michael Angel:	Thanks Earl.
Operator:	Your next question comes from the line of Mr. (Rich Valera) of (Needham) Company.
(Rich Valera):	Good afternoon, gentlemen.
Michael Angel:	Hi, Rich.
(Rich Valera):
Hi. In terms of the PCS multi-carrier products, I think at the end of last quarter, you had I think a couple hundred units of that in inventory. So it did not seem that there is a problem producing that. Can you, kind of, just talk about, what transpired during the quarter that it seems like sales of that really did not materialize as expected?
Michael Angel:
We had the — say on the PCS multi-carrier product, the actual revenue for the quarter was much less than what we had anticipated. As you mentioned, the bring up in the factory has gone very smoothly. The yields are very high on these products. So, we've got everything going for us. We now need to get the orders for these products as I have actually done some additional field trials. All the feedback had been very favorable. We do see an efficiency advantage on this product over, you know, our closest competitor. So we do believe that we will see some kick-up of those orders in this quarter that we are in.
Tom Waechter:	But it was due as pretty lean last quarter.
(Rich Valera):
In terms of your sort of forecasting in how that flows through with operators, how is that? Can you just give us a view on how that works and did they give you a couple weeks or a couple month lead-time sort of what they are expecting?
Michael Angel:
It seems like it has gone a lot shorter, lead-time. It is usually once they place an order that they would expect delivery in the 2-4 week period. So, usually, not much shorter than two weeks. But if it goes beyond four weeks, that is a pretty a long period of time for them. So I think, if you know also with the network operators, a lot of the orders are placed by the local operations by the various geographic areas. So that adds a little bit of complexity to the forecasting part of it.
(Rich Valera):
Great. And Mike, you mentioned that it sounds like you are planning to reduce your breakeven level. I think you talked about $40 to $43 million before. Can you give us a ballpark of where you think that new breakeven level might be?
Michael Angel:
Sure, Rich. We — actually, we were on mid-40s with our break-even point. We have a number of areas of cost reduction that we are looking at. We would like to get that down to the mid-high 30s with the realistic outlook for pricing and margin in the future.

(Rich Valera):
Can you give us any sense of what kind of cuts would be necessary to get there? I mean, is this more on the expense side or is this more on sort of like, you said, the pricing side holding up better than expected?
Michael Angel:
We are talking primarily in the cost area. But it is probably better to let us look through that here. As you know, we have worked for a lot of synergies with REMEC in anticipation of the acquisition. And we really we are talking about accelerating some of those savings.
(Rich Valera):	Great. One last question. You see, in terms of the sequential revenue outlook, no visibility is very tough. Any guess sort of sequentially flattish, uppish, maybe a little bit?
Michael Angel:
You know, it is really hard to guess. You know we went in to this quarter and are (unintelligible). We said that pretty clear that the Korea would come down by well over 50%, and that is what happened. It is pretty clear that Nortel would be relatively flattened out, that is what happened. And we had hoped, tried very hard to double the network operator business and just didn't get any help from the market on that.

I think if we look out to the next quarter, we are really trying to avoid specific numerical guidance. But I can't see any reason why Nortel would be up compared to this quarter that we just finished and see any reason in the next quarter why, kind of, Korea-Asia would be up and, therefore, it is really a question, open at this question, at this point, is exactly what the network operators do buy.

We did feel that we got some good penetration. If not, solid orders and if not solid sales in the network operators towards the end of the quarter. But, of course, as we look out for the rest of the year, we do have a number of new programs. I think, (Joe) and Tom touched on the new OEM opportunity that we feel real good about. We also know that the network operators have traditionally always bought more in the 4th fiscal quarter. However, this is the year that has taken exception to that. It is hard to tell.
(Rich Valera):	Fair enough. Thanks guys.
Man:	Thank you.
Operator:	Your next question comes in the line of Mr. (Sean Slayton) of (Ferris Baker Watts).
(Sean Slayton):
Guys, good afternoon. Can you just give a little more detail what is driving the competitive dynamics with the North American Networks Operators? What are their criteria right now? Is there pricing pressure? Is that flattish from prior periods or is it becoming more intense? Give us a little more detail?
Michael Angel:
Sure, we are happy to do that. As I mentioned, the pricing pressure was not as intense as we had anticipated, going into the quarter. That does not mean that there is not still, you know, aggressive pricing happening in the market. But it-it has pulled back slightly and that maybe because the network operators just started buying in large quantities right now. But it was not as intense in this quarter as we anticipated.
(Sean Slayton):	Thanks, also as far as the competitive landscape — maybe some of the small participants, are you seeing some of the maybe the smaller private players — do you think those — leave the industry?
Michael Angel:	Are you talking about our competitors?

(Sean Slayton):
Yes, your competitors. Maybe not necessarily the big three merchant buyers right now but some of the smaller participants that may host to win some business here when things were going well telecom bubble? Are you seeing some of those folks go away or tell us about your competitor?
Michael Angel:
Yes, we have seen some of those competitors, the smaller ones, go away. Again, I think, you know, the conditions have worsened. Without a real strong balance sheet, it is hard to continue to invest into the R&D in the future products in revenue stream. So, to build that kind of infrastructure takes the support of major OEMs and network operators so we have seen two or three of those competitors completely go away. Others, I think, have been a bit weakened by the market conditions. And I think, when this does ramp back up, it will be difficult for them to be in position with either the products or infrastructure needed to handle that, that ramp for the major customers.
(Sean Slayton):	Okay, Great, Thanks very much.
Michael Angel:	You're welcome thanks.
Operator:	Your next question comes in a line with Mr. Mike (Walkley) of RBC Capital Markets.
Mike (Walkley):
Great thanks. Can you just give me a little more update on the progress of the OEMs maybe in the new design wins in the quarter besides the new top five customers in any designs with any existing customers or any other carriers or OEMs?
(Joe Madden):
Well there is one that we should mention as a (unintelligible). One that is picking up steam is some work that we have been doing with Samsung for KDDI in Japan. And you may have read the subscriber count in Japan for the KDDI system has been going very well. And so they expect to deploy some of their EEDO network as planned late this year and early next year. So, our forecast looks quite good for that particular design win with Samsung. And in fact, we are working on multiple angles to penetrate Asian markets in that way. So, we have multiple designs wins with Samsung, many of which we believe we are going to turn into some volumes towards the end of the fiscal year.
Mike (Walkley):	Great, thanks. Maybe, can you give a little more color Mike maybe on the one area that was backend weighted? Can you share how backend weighted it was?
Michael Angel:
Sure, it was pretty much as we had projected. We, in terms of percentage share, top dollar, revenue was down. But it was a typically our quarter, I do not think we have ever seen better than without 50% in the last month, and sometimes I have seen it as high as 60. And it was in that range again this quarter.
Mike (Walkley):	Okay, great.
Michael Angel:	That would be typical for us in the terms business.
Mike (Walkley):	Okay great. I might have missed this earlier but can you give the geographic breakdown of your revenues?
Michael Angel:	Our pleasure, Mike. The North America, we have actually provided about 45%. The Europe is about 13%. Asia was about 36%. Latin America was about 6% and that is it. That adds to 100.
Mike (Walkley):	Great.
Michael Angel:	We are trying to go over 100%.

Man:	(Unintelligible)
Mike (Walkley):	That (unintelligible) thanks a lot.
Michael Angel:	Thanks, Mike.
Operator:	Your next question comes in the line of (John Bucher) of (Gerard Klauer Mattison).
(John Bucher):
Hey good afternoon, (John Bucher) with GKM. Hello, we have got a question for you on that the network operators. It is obvious that they are in conserving cap ex as much as possible. I am wondering I guess this is probably a question for Joe Madden. With your sales force, do you get the feel that the network operators had deferred cap ex for about as long as they can and after they have to come back with (unintelligible) to spend again or do you think as we could go on for a while just in terms of a knowledge of how hot the networks are running and capacity utilization levels sensation. Especially North America.
(Joe Madden):
Okay, John, you know, one of the reasons why we have poor visibility looking forward is that we see exactly the same dynamics you just mention. We know there is pent up demand and within the U.S. with the network operators. There is a need to upgrade the quality of the systems and the capacity of the systems. So, there is a need for amplifier upgrade. But in specific regions, for some of the nations wide operators, they are freezing their capital spending.

So, there are two dynamics of work. One is that they should improve their consumer service and the other is they want to make money and save the cash. So, that gives us a, you know, lot of difficulty in forecasting just what they are going to do.

On a macro basis, we believe that there is a going to be a certain amount of amplifier spending throughout the year which we can take advantage of. One of the difficulties we have is predicting exactly where that spending is, kind of, take place and with what application though. That is what we are looking through right now, really John, sort of answer your question because that is really the root of our lack of visibility right now.
(John Bucher):	And then regarding, you have talked a little bit some of the OEM design possibilities ahead. Can you talk any more specifics about new products that you got planned?
(John Madden):
You bet, well, you know, we are working on integrated products. We are putting filter, amplifier and even transceiver functions together into what we would call a RF front end, and we are having a lot of pick-up from customers. People are very excited about this sort of idea. And they are calling us and actively really engaging us in this conversation and so, even the new customer that we are adding has got some ideas around how we turned their architecture to make a much (unintelligible), more cost-effective system. So, our fusion platform is really getting on traction out there right now.
(John Bucher):	And thank you very much.
Operator:	Your next question comes in the line of (Casey Ryan) of Wells Fargo.
(Casey Ryan):	Hey, Tom, Mike, (Joe).
Michael Angel:	Hi, (Casey).

(Casey Ryan):	I think Joe you touch on KDDI. I do not think anyone has asked about (Huawei) if there is any progress there in terms of their development on 3G, maybe the activities that they are involved right now.
(Joe Madden):
We continue very heavily engaged with (Huawei) especially from an engineer to engineer's standpoint. As you probably know, there has been some announcement coming out of China that the 3G licenses will be delayed and there is a lot of speculation of how long, you know, that delay will be.

We expect with (Huawei), you know, to remain engaged to actually continue to build products for them to go out there for field trials. Which in China, when you may talk about field trials, you don't have to go and think of very large volumes. But in China, because of the huge geographies of China and various provinces, that can be a fairly large amount compared to most, you know, either field trials and prototypes.

So, we do believe the volume portion for that has moved to the right. I think we are all trying to get our hands around exactly the timing of that in China. But the progress has remained very strong with (Huawei), and I think we are very well positioned there for a win, you know, these volumes do happen.
Michael Angel:
Just a follow up on that Casey. That the dynamics that are going on in Asia are really pointing a lot of people towards the CDMA platform as opposed to the (UMTS) platform. And you see, companies like KDDI, and companies like China Unicom getting a lot more traction and you know, especially with the experience that Korea had with their CDMA 1 (XRTT) and another deployment of these (PPDO). I think we can find that CDMA standard will benefit from some of these delays from 3G licensing, that sort of thing. And we are very well position to get over Samsung with KDDI and some others to take advantage of that trend.
(Casey Ryan):
Okay. Then the question is I know, you know, that (Andrew) is closed on selling it lately. Have you seen them, you know going after your customer base more actively or bidding say more aggressively than it had in the past for new contract?
Michael Angel:	I would say at this point, we have not seen a lot of that. But we would anticipate seeing more of that here in the near future. Up to this point, it has not been real visible to us.
(Casey Ryan):	Okay. Great. I think that is about it for me.
Michael Angel:	Thanks, (Casey)
Operator:	Your next question comes in the line of (Jay Barden) of (Hellsman).
(Mark Odem):
Yes, this is (Mark Odem). This is (Jay Barden). My question is, Tom, when I saw you at JP Morgan, you were (unintelligible) pretty good at how you're at $150 million run rate of sales and if anything your business at that time was better than expected. Now, clearly Mr. Sales, and you are so optimistic you cannot even forecast going forward. So called (unintelligible). So what has changed between then and now? Question 1.
Tom Waechter:	Now I think as we explain the markets dynamics with the network operators. What we saw in spending patterns has changed fairly dramatically within this quarter.
(Mark Odem):	Why can't you put out a sales number for the next quarter? Other companies in your space do. Is your visibility that restricted?

Tom Waechter:
Well we've selected not to because, you know, we are-our forecasts and our feasibility this past quarter was significantly different than what we thought going in. So we went to re-evaluate the space and give it a little more time out there in the field with the sales engineers in front of the customers to see what their real spending patterns are. We do not have a large backlog. And when you see- to see a little bit more of that before we can come out with any kind of forecast.
(Mark Odem):
Well, is it not problematic since you sold your company or trying to sell REMEC to run on that basis of a runway to sales in excess of $150 million and now your sales are so limited in scope that you can't even put down on that projection. I mean, do you not find that, Tom, as a guy who goes to the various conferences and talks things up, how great you are doing, and how great you are products are that you cannot go out and project sales?
Tom Waechter:
At this point, we should probably cut-off this part of the conversation. We have not given any guidance at this point. We have not released what those numbers were, that was not discussed around the merger. I do not think we can go that down path at this point.
(Mark Odem):
Well, REMEC was saying that they are requiring the company with a $150-$260 million runway in sales. And clearly, at 18 times 4, that is not a $150 to $160. And reading between the lines, I mean, is it safe to assume the September quarter is lower than the June quarter?
Tom Waechter:	Like I said, we are not giving guidance at this point, I think we should, you know, stop there on this line of questioning.
(Mark Odem):	Okay.
Tom Waechter:	Thank you.
Operator:	Your next question comes with the line of Mr. (Bijan Saberi) of Sanders Morris Harris.
(Bijan Saberi):	Good afternoon.
Tom Waechter:	Hi, (Bijan)
(Bijan Saberi):
I was wondering if you could talk a little bit about this new OEM relationship that you have. As far as, have you worked with this OEM before in the past and as far as the product is it a bench product GSM or CDMA product?
Tom Waechter:
Yes, we have not done a whole lot of work with this OEM in the past. I think as I mentioned because we are not able to really divulge the name of the OEM today until we have a revenue in the 10% kind of range, (unintelligible), I really (don't) want to get in too many details around the product because that could start to divulge who that customer is.
(Bijan Saberi):	Okay, as you mention, this is a top 5 OEM or well-known OEM?
Tom Waechter:	I think it is a very well known OEM. I do not know how that top five listed, just at around there, in this kind of market that what I said, was very well known.
(Bijan Saberi):
And also, what is the (unintelligible) sort of (unintelligible) and so forth and how do you see that going up far maybe you constricting the number of cell sites around the hot spots and maybe base stations and so forth. And what kind of impact on companies such as yourself?

Tom Waechter:
I guess, our review is that it has a positive impact force generally. You know, what we really need, in the industry in general has a lot of subscribers that want to get data anywhere, anytime and not just voice calls. So, if their hotspots become familiar, people started to get hooked on getting their data when they are in Starbucks. Then pretty soon, they are going to want to get their data in the bus too. So, that is the way we view it and I think the compatibility between 802-11 systems and mobile systems is something that we can help to offer RF products and hope to take advantage of.
(Bijan Saberi):
Okay, but you do not see that around the hotspots as far as restricted the number of base stations that may be developed to provide a high-speed because they can just tap into 802 dial in system there.
Tom Waechter:
Yes but most of the things that I read about the subject that does not indicate that it is going to reduce the number of mobile base stations. All it really does is offer service for a fixed geographical location. So, the subscriber dynamics are little bit different.
(Bijan Saberi):
And also, I want to get back into the REMEC-proposed acquisition, do you have any timing on that as far as when the shareholder meeting would take place and given that in the past few weeks that both stocks are depressed given the market conditions. So far, how do you see that coming?
Michael Angel:
As I said in the initial statements, we are continuing the drive to the process. We expect that the likelihood of the shareholder vote would be in the mid-August kind of time frame. And best as we can see here we are right on the process today.
(Bijan Saberi):	Okay, and so far what kind of reception have you received from the shareholders?
Michael Angel:	You know, I cannot really share that with you. It has been positive from the interfaces that I have had but I really cannot get into the specifics on that.
(Bijan Saberi):	We will take that, Thank you.
Operator:
As a reminder, I would like to, in order to ask a question please press star, then the number 1 on your telephone keypad. Again, in order to ask a question, please press star then the number 1 on your telephone keypad. We will pause just a moment to compile the Q&A roster.
Operator:	Your next question comes from the line of (Earl Lum) of CIBC.
(Earl Lum):	Yeah Mike, kind of follow-up with regards to the revenues over in China. It looked like you had about 8% there. Is that correct for the quarter?
Tom Waechter:	I am sorry Earl, could you please repeat the question?
(Earl Lum):	For the revenues coming out of China, you had (unintelligible) at 36% and pretty much 3G with 28% and I am assuming that is all above South Korea. And so the remaining 8% coming out of China?
Michael Angel:	We have 7.4 Earl.
(Earl Lum):
Seven point four. Okay, and as we go forward are you expecting levels, that kind of stay, on the percentage basis out of China's to essentially stay flat or you are putting any type of optic or what kind of feasibility you have and all as you look forward into the second half of "02.

Tom Waechter:	We were expecting the list of forecast has been given. There should be enough taken in December quarter. And it could be a fairly significant uptick. So, that is where we focused on right now.
(Earl Lum):	Joe, just a quick follow-up on KDDI. Is the part that you are working on the extension of 1X or is it primarily focused on HDR?
(Joe Madden):	It is focused on EVDO deployment, the 1X is being handled by Motorola. And then what KKDI plans to do is go with Hitachi and Samsung for the EVDO.
(Earl Lum):	Okay, thank you
Operator:	At this time, there are no further questions. Gentlemen are there any further remarks?
Tom Waechter:	Okay, if there are no further questions, we would like to thank you for your interest and we look forward to seeing you next quarter with REMEC. Thank you, bye.
Operator:	Thank you for participating in today's conference call. You may now disconnect.

END

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SPECTRIAN Moderator: Thomas Waechter July 17, 2002 4:00 pm CT